Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – AUGUST 20, 2009

BAYTEX ENERGY TRUST ANNOUNCES PROPOSED OFFERING OF DEBENTURES

CALGARY, ALBERTA (August 20, 2009) – Baytex Energy Trust ("Baytex") (TSX: BTE.UN; NYSE: BTE) announced today that it is proposing to offer up to $150 million principal amount of Series A senior unsecured debentures (the "Debentures").  The Debentures will be offered in Canada through a syndicate of agents led by TD Securities Inc. that also includes BNP Paribas, CIBC World Markets Inc., National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., SG Americas Securities, LLC and Credit Suisse Group.

The Debentures are expected to mature on August 26, 2016, with the interest rate and other terms to be determined.

Baytex intends to use the net proceeds from the offering along with funds drawn on its $515 million credit facility to fund the redemption price for the following senior subordinated notes of its subsidiary, Baytex Energy Ltd.:  9.625% notes due July 15, 2010 (principal amount US$179,699,000) and 10.5% notes due February 15, 2011 (principal amount US$247,000).  Baytex intends to call these senior subordinated notes of Baytex Energy Ltd. for redemption immediately following closing of the offering.

This offering will be made by way of a prospectus supplement to Baytex's $600 million short form base shelf prospectus dated July 28, 2009.  The terms of the offering will be described in a prospectus supplement to be filed with Canadian securities regulatory authorities.  The short form base shelf prospectus is accessible on SEDAR at www.sedar.com.

This news release is not for dissemination in the United States or to any United States news services.  The Debentures have not and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and will not be offered or sold in the United States or to any U.S. person.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex's trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars, unless otherwise noted.

Baytex Energy Trust Press Release August 20, 2009	Page 2 of 2

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Specifically, this press release contains forward-looking statements relating to:  the size, terms, timing and completion of the offering of Debentures; the use of the net proceeds of the offering; the redemption of the senior subordinated notes of Baytex Energy Ltd.; and the filing of the prospectus supplement.  The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the timing of obtaining regulatory approvals and the successful completion of the offering.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2008, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President & Chief Executive Officer
Telephone: (403) 267-0708

Derek Aylesworth, Chief Financial Officer
Telephone: (403) 538-3639

Cheryl Arsenault, Investor Relations Representative
Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca